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100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Barbara Jacobs

Re:                             SciPlay Corporation
Registration Statement on Form S-1
Filed April 5, 2019
File No. 333-230727

Ladies and Gentlemen:

On behalf of our client, SciPlay Corporation, a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on April 5, 2019.

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Barry Cottle, the Company’s Executive Chairman Nominee of the Board of Directors, dated April 10, 2019.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the above-captioned Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Certain Relationships and Related Party Transactions

IP License Agreement, page 137

1.                                      You state that if Scientific Games ceases to hold at least 50% of the voting power in you, or other such percentage required by a specific license, you may lose the benefit of any intellectual property owned by or licensed to Scientific Games, and licensed to you under the IP License Agreement.

•                  Clarify your statement that you may lose the benefit of any intellectual property owned by or licensed to Scientific Games for the benefit of it or its subsidiaries, and discuss the consequences of losing the relevant intellectual property.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 29-30 and 137-138 of the Registration Statement.

•                  Discuss the circumstances under which you would not lose the benefit of the intellectual property if Scientific Games ceases to hold at least 50% of voting power in company.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 29-30 and 137-138 of the Registration Statement.

•                  Clarify your statement that “or other such percentage required by a specific license…” To the extent material, please provide the range of percentages.

Response:

The Company respectfully advises the Staff that it does not currently have rights (and will not acquire rights under the IP License Agreement) to third party-owned intellectual property that the Company considers to be material and that are subject to a change of control termination right. However, on account of the Company’s prospective licensing and use of third-party intellectual property as a material part of its business, the Company believes it is beneficial to inform investors of the possibility that other third-party licenses may include termination thresholds, and that such thresholds are or may be different from the threshold for the Company’s agreement with Scientific Games.

*         *         *         *         *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:           (via e-mail)

Barry Cottle, Executive Chairman Nominee of the Board of Directors, SciPlay Corporation

Joshua Wilson, proposed Chief Executive Officer, SciPlay Corporation

Michael Quartieri, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, Scientific Games Corporation

James Sottile, Executive Vice President and Chief Legal Officer, Scientific Games Corporation

Senet S. Bischoff, Esq., Latham & Watkins LLP